Exhibit 99.2

Explanation of Responses to Table I, Item 4

(1)  Kent C. McCarthy is the managing member of Jayhawk Capital Management, LLC which is the general partner of Jayhawk Private Equity GP, L.P.  Jayhawk Private Equity GP, L.P. is the general partner of both Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P.  Jayhawk Private Equity Fund, L.P. directly and solely owns 3,469,125 shares; and Jayhawk Private Equity Co-Invest Fund, L.P. directly and solely owns 218,423 shares.  Kent C. McCarthy, Jayhawk Capital Management, LLC and Jayhawk Private Equity GP, L.P. each beneficially own 3,687,548 shares.  Each reporting person disclaims beneficial ownership of the reported securities except to the extent of such reporting person’s pecuniary interest therein.